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                        DEBENTURE SIDE LETTER AGREEMENT

                        APOLLO INVESTMENT FUND IV, L.P.
                       APOLLO OVERSEAS PARTNERS IV, L.P.
                          c/o Apollo Management, L.P.
                    1301 Avenue of the Americas, 38th Floor
                           New York, New York 10019


                                    November 2, 1999


Group Maintenance America Corp.
8 Greenway Plaza, Suite 1500
Houston, Texas  77046
Attention:  Mr. Rick Millinor, Chief Executive Officer


Building One Services Corporation
10 Cheshire Lane, Suite 210
Minnetonka, MN  55305
Attention: Mr. Joseph Ivey, President and Chief Executive Officer

Dear Messrs. Millinor and Ivey:

Reference is made to the Subscription and Exchange Agreement dated as of the date hereof (the "Subscription Agreement") between Group Maintenance America Corp. (the "Company") and BOSS II, LLC (the "Investor"), concerning the purchase of the Company's 7 1/4 % Convertible Preferred Stock (the "Convertible Preferred Stock") by the Investor. Capitalized terms defined in the Subscription Agreement shall have the same meaning when used herein.

          This letter is to confirm that Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (together, the "BOSC Debentureholders"), are
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the lawful owners, of record and beneficially, of the BOSC Debentures and that the BOSC Debentureholders are limited partnerships under common control with the Investor.

          The BOSC Debentureholders have good and marketable title to the BOSC Debentures, free and clear of any Liens and will transfer the BOSC Debentures to the Company, free and clear of any Liens, upon a Closing of the Subscription Agreement in accordance with the terms thereof, and subject to the conditions set forth therein.

          As of the date hereof, the BOSC Debentureholders do not own of record or beneficially, and are not the Beneficial Owner of a number of shares of Common Stock which, in the aggregate, exceeds 1% of the outstanding shares of Common Stock on the date hereof and, without the consent of the Company, the BOSC Debentureholders shall not acquire or dispose of
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any shares of Common Stock until after the Closing Date except in connection with the transactions contemplated in Section 2.1 of Subscription Agreement.

          No broker, investment banker, financial advisor, finder or other person is entitled to any brokerage, investment banker's, financial advisor's, finder's or other fee or commission for which the Company will be liable in connection with the execution of the Subscription Agreement by the Investor or the performance by the Investor of its obligations thereunder, except as otherwise set forth in the Fee Letter.

          Each of the BOSC Debentureholders is an "accredited investor" within the meaning of Rule 501(a) promulgated under the Securities Act.

          By their execution of this letter, the BOSC Debentureholders hereby waive any and all rights they may have pursuant to the Indenture dated as of April 30, 1999, by and between Building One Services Corporation and United States Trust Company of New York arising as a result of the execution of, or performance in accordance with their terms or, the Subscription Agreement and the Merger Agreement.


APOLLO INVESTMENT FUND IV, L.P.          APOLLO OVERSEAS PARTNERS IV, L.P.
By:  Apollo Advisors IV, L.P.            By:  Apollo Advisors IV, L.P.
By:  Apollo Capital Management IV, Inc.  By:  Apollo Capital Management IV, Inc.


By: /s/ Andrew Africk                    By: /s/ Andrew Africk
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    Name:  Andrew Africk                     Name:  Andrew Africk
    Title: Vice President                    Title: Vice President